Exhibit 4

IRREVOCABLE UNDERTAKING

The undersigned,

                                                          (the “Director”);

1.	Ownership

The Director represents and warrants as follows on the date of this irrevocable undertaking (hereinafter referred to as the “Undertaking”):

(a)	The Director owns shares in TiGenix NV (hereinafter referred to as the “Shares”, as such number may increase from time to time as the result of any exercises of Warrants), a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium, having its registered office at Romeinse straat 12 box 2, 3001 Leuven, Belgium, registered with the Crossroads Bank of Enterprises under number 0471.340.123 (Register of Legal Entities Leuven) (hereinafter referred to as “TiGenix”);

(b)	The Director owns warrants in TiGenix (hereinafter referred to as the “Warrants”, as such number may decrease from time to time as the result of any exercises of Warrants), which will become fully vested at the start of the first acceptance period as mentioned in Clause 1(e) below;

(c)	The Director does not have an interest in any securities issued by TiGenix other than those respectively set out under Clauses 1(a) and (b) above;

(d)	Takeda Pharmaceutical Company Limited (hereinafter referred to as “Takeda”) intends to launch a voluntary public takeover bid (vrijwillig openbaar overnamebod / offre publique d’acquisition volontaire) within the meaning of the Belgian Law of 1 April 2007 on public takeover bids (Wet op de openbare overnamebiedingen / Loi relative aux offres publiques d’acquisition) with respect to 100% of the securities with voting rights or giving access to voting rights of TiGenix, that are not yet owned by Takeda or its affiliates (hereinafter referred to as the “Offer”).

(e)	On 11 October 2017, TiGenix approved the accelerated vesting of the outstanding unvested warrants held by all warrant holders other than the independent directors in accordance with article 4.2 of the warrant plans, such acceleration being subject to the start of the first acceptance period of any future takeover bid.

(f)	The Director has the capacity and authority to transfer the Shares and any Warrants tendered during the first acceptance period (hereinafter referred to as the “Relevant Securities”) (i) free from any security, lien (including voorrecht / privilège), charge, pledge, option, guarantee, usufruct, retention right, priority right, right of first refusal, pre-emption right, seizure, claim, attachment, transfer restriction or, in general, any third party rights and interests of any nature, as well as any power of attorney granted in view of creating such right or interest and any agreement, commitment, undertaking, obligation or other arrangement that has similar consequences, being, among others, limiting or prohibiting a transfer of the Relevant Securities, except for such transfer restriction set out in the terms and conditions of the Warrants and (ii) together with all rights and benefits now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter.

2.	Undertakings

2.1	The Director irrevocably undertakes to tender the Relevant Securities to Takeda in the context of the Offer, under the terms and subject to the conditions thereof, provided that the bid price would not be below EUR 1.78 per share and at the price per Warrant that is not lower than as set out in Schedule 1.

For the avoidance of doubt, Takeda confirms and undertakes that the Director shall be entitled to the highest price payable at any time by Takeda to the holders of shares and warrants of TiGenix who tendered their securities in the Offer, in accordance with article 25, 2° of the Belgian Royal Decree of 27 April 2007 on public takeover bids (Koninklijk besluit op de openbare overnamebiedingen / Arrête royal relatif aux offres publiques d’acquisition) (the “Royal Decree on Public Takeover Bids”).

2.2	The Director agrees that it will fulfil the undertaking set out in Clause 2.11 above as soon as possible and in any event by no later than 3:00 pm on the tenth (10th) Business Day (i.e. a day, other than a Saturday, Sunday or public holiday, when banks are open for business in Belgium) after publication of the formal document containing the Offer (hereinafter referred to as the “Prospectus”) and opening of the first acceptance period.

3.	Withdrawal Rights

Notwithstanding any provisions set out in the terms of the Prospectus or the right of withdrawal from accepting the Offer conferred by article 25, 1° of the Royal Decree on Public Takeover Bids (to the extent applicable), the Director undertakes that it will not withdraw its acceptance of the Offer in respect of the Relevant Securities during the period of the Offer, provided that (i) the bid price does not go below EUR 1.78 per share and the price per Warrant as set out in Schedule 1, (ii) the Director shall be entitled to the highest price payable at any time by Takeda to the holders of shares and warrants of TiGenix who tendered their securities in the Offer and (iii) the undertaking set out in this Clause 3 is without prejudice to Clause 6.

4.	Dealings in Relevant Securities

The Director undertakes that it will not, prior to the Offer becoming unconditional in all respects, its withdrawal or lapsing (whichever is earlier) without the prior written consent of Takeda, in any manner, deal in any securities of TiGenix, including, without limitation:

(a)	sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any of the Relevant Securities except pursuant to the Offer and this Undertaking, or accept any other offer in respect of all or any Relevant Securities except in the circumstances described in Clause 6.1(d);

(b)	purchase or otherwise acquire (or encourage any other person to so purchase or acquire) any other securities of TiGenix or rights to acquire or subscribe for securities of TiGenix (including any options or derivatives), other than in accordance with the terms of this Undertaking;

(c)	other than pursuant to the Offer and this Undertaking, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise to do all or any of the acts referred to in Clauses 4(a) and 4(b) (inclusive) above, and for the avoidance of doubt, references in this Clause to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not subject to any conditions, or which is to take effect upon or following withdrawal, closing or lapsing of the Offer, or upon or following this Undertaking ceasing to be binding, or upon or following any other event.

Parties acknowledge, for the avoidance of doubt, that the restrictions set out in this Clause 4 do not prevent the Director from exercising any of the Warrants.

5.	General shareholders’ meeting of TiGenix

5.1	Until such time as the Offer becomes unconditional in all respects or lapses or is withdrawn (whichever is earlier), the Director will exercise or procure the exercise by proxy or in person of the votes attaching to the Shares in respect of any resolution proposed at any general shareholders’ meeting of TiGenix, or at any adjournment thereof (hereinafter referred to as a “Relevant Resolution”):

(a)	in favour of any such resolution the passing of which is necessary to fulfil any condition of the Offer;

(b)	against any such resolution whose passing is required in connection with any offer for TiGenix’ securities that is made by a person other than Takeda; and

(c)	against any such resolution which, if passed, might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way.

5.2	The Director acknowledges and accepts that any resolution to adjourn a general shareholders’ meeting of TiGenix whose agenda includes the consideration of a Relevant Resolution, and a resolution to amend a Relevant Resolution, is also a Relevant Resolution.

6.	Lapse of Undertaking

6.1	This Undertaking shall automatically lapse and shall be of no further force or effect if:

(a)	Takeda has not announced its intention to Offer via press release in accordance with article 8, §1 of the Royal Decree on Public Takeover Bids by Takeda by 8 January 2018;

(b)	the Offer is not made (by the posting of the Prospectus) by 16 February 2018 or such later time or date as Takeda and TiGenix agree;

(c)	the Offer lapses or is withdrawn without becoming unconditional in all respects; or

(d)	a third party launches a competing bid under articles 37 to 41 of the Royal Decree on Public Takeover Bids that the board of directors of TiGenix determines in good faith to be more favourable to the holders of securities in TiGenix than the Offer (a “Superior Target Takeover Proposal”) and (x) no longer recommends and supports the Offer, and (y) expresses a preference for the Superior Target Takeover Proposal, or otherwise recommends it to the holders of the securities in TiGenix, in accordance with its fiduciary duties.

6.2	Lapse of this Undertaking shall be without prejudice to the rights of any party in respect of any breach of this Undertaking by the other party prior to such lapse.

7.	Confidentiality & Miscellaneous

7.1	The content of this Undertaking is confidential. However, the Director consents to the issue of a press release incorporating references to this Undertaking under applicable securities laws. The Director further understands and accepts that, if the Offer is made, this Undertaking will be made available for inspection during the period of the Offer and that particulars of it will be contained in the Prospectus or the response memorandum prepared by the board of directors of TiGenix or may need to be filed as part of the Prospectus, other offer documents or Schedule 14D-9.

7.2	The Director understands that the information provided to it by Takeda in relation to the Offer must be kept confidential until the Prospectus is published or the information has otherwise become public (including such information announced by Takeda in accordance with article 8, §1 of the Royal Decree on Public Takeover Bids). Before this time, it will not, on the basis of this information, enter into a transaction, place an order to trade, cancel or amend an order which has already been made or engage in any other activity or behaviour which would amount to market manipulation for the purposes Regulation (EU) no 596/2014 on market abuse (Verordening betreffende marktmisbruik / Règlement sur les abus de marché) (hereinafter referred to as “MAR”) nor attempt to engage in market manipulation, and it acknowledges and agrees to comply with its respective obligations under applicable securities laws, including, but not limited to, obligations pursuant to MAR.

7.3	The Director and Takeda hereby acknowledge and agree that:

7.3.1	the Director’s rights and obligations hereunder are as a shareholder of TiGenix and not as a member of the board of directors of TiGenix; and

7.3.2	the Director’s fiduciary duties as a member of the board of directors of TiGenix shall not be affected by the provisions of this Undertaking.

8.	Severability

8.1	If any provision in this Undertaking would be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then that provision (or part thereof) will be deemed not to form part of this Undertaking, and the legality, validity or enforceability of the remainder of this Undertaking will not be affected.

8.2	In such case, each party will use its reasonable best efforts to negotiate in good faith a valid replacement provision having a similar economic effect which is as close as possible to that of the invalid, void or unenforceable provision.

9.	Governing law and jurisdiction

9.1	This Undertaking will be governed by and be interpreted in accordance with Belgian Law, with the exclusion of the rules of conflict of laws.

9.2	Except as otherwise agreed in writing by the parties, the Courts of Brussels, Dutch section, Belgium, will have the exclusive competence over any disputes that may arise between the parties in relation to this Undertaking.

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Date:

THE DIRECTOR

Name:

FOR ACCEPTANCE BY

TAKEDA PHARMACEUTICAL COMPANY LIMITED:

Name:
Capacity: